Contact

www.linkedin.com/in/cory-hanson-a663bb277 (LinkedIn)

Cory Hanson

Partner and Sales Director at Slabmags

La Verne, California, United States

Summary

At Slabmags, we're dedicated to providing premium protection and versatility for your valuable trading card collections. Our cutting-edge protective cases are designed to safeguard a wide range of trading cards, including slabs, non-graded cards, and even wax packs.

Why choose Slabmags? # Total Versatility: Protect your slabs, non-graded cards, and wax packs with our Slabmags. # Uncompromising Quality: Crafted to the highest standards for card collectors. # UV Protection: Keep autographs and cards safe from harmful UV rays. # Sleek and Functional Design: Showcase your collection with style.

Whether you collect graded slabs, vintage classics, or modern favorites, Slabmags has you covered

Experience

slabmags
Partner and Sales Director
2022 - Present

Education

California State Polytechnic University-Pomona
Bachelor of Business Administration - BBA, Marketing